Exhibit 99.4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(NYSE Ticker Symbol: NOAH; HKEX Stock Code: 6686)

PAYMENT OF FINAL DIVIDEND AND SPECIAL DIVIDEND

Reference is made to the announcement (“Announcement”) of Noah Holdings Private Wealth and Asset Management Limited (the “Company”) dated June 12, 2025 in relation to the payment of final dividend and special dividend, respectively. Unless the context requires otherwise, capitalized terms used in this announcement shall have the same meanings as those defined in the Announcement.

The Board is pleased to announce that the Company will distribute (i) the Final Dividend of HK$0.910 per Share (for registered holders of the ordinary shares in Hong Kong) in Hong Kong dollars or US$0.116 per Share (for ADS holders and for holders of ordinary shares whose shares are registered on the Company’s principal share register in the Cayman Islands) in U.S. dollars in respect of the year ended December 31, 2024, calculated based on the Final Dividend of RMB0.831 per Share; and (ii) the Special Dividend of HK$0.910 per Share (for registered holders of the ordinary shares in Hong Kong) in Hong Kong dollars or US$0.116 per Share (for ADS holders and for holders of ordinary shares whose shares are registered on the Company’s principal share register in the Cayman Islands) in U.S. dollars, calculated based on the Special Dividend of RMB0.831 per Share, both with reference to the effective noon buying rate for June 27, 2025 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board and the number of issued Shares (excluding treasury Shares) of 330,823,308 entitled to dividend distribution as of the Dividend Record Date (i.e., July 3, 2025).

For the distribution of the Final Dividend and Special Dividend to ADS holders, the final amounts of approximately US$0.580 and US$0.580 per ADS (subject to applicable tax and depositary fees) are payable in U.S. dollars to the Company’s ADS holders through the depositary bank subject to the foreign exchange rate adjustment on the date of settlement in accordance with the terms of the deposit agreement.

The Final Dividend and Special Dividend are expected to be distributed on or around July 24, 2025 to eligible Shareholders, and on or around July 31, 2025 to eligible ADS holders. Shareholders and ADS holders should seek professional advice from their own tax advisors regarding the possible tax implications of the payment of the Final Dividend and the Special Dividend.

By order of the Board
Noah Holdings Private Wealth and Asset Management Limited
Jingbo Wang
Chairwoman of the Board

Hong Kong, July 4, 2025

As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman and Mr. Zhe Yin as Directors; Ms. Chia-Yue Chang, Mr. Boquan He and Mr. David Zhang as non-executive Directors; and Ms. Xiangrong Li, Ms. Cynthia Jinhong Meng and Ms. May Yihong Wu as independent Directors.

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